





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petro Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3710 Rawlins Street, STE 1000
(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosser Newton — 214-661-7761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., STE 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rosser Newton _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petro Capital Securities, LLC _____, as of December 31 _____, 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



ELVIA JAIMES
Notary Public, State of Texas
My Commission Expires
August 21, 2019

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

Petro Capital Securities, LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2017

TABLE OF CONTENTS



Your Vision Our Focus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Petro Capital Securities, LLC

<u>Opinion on the Financial Statements</u>

We have audited the accompanying statement of financial condition of Petro Capital Securities, LLC (the "Company") as of December 31, 2017 and the related statements of operations and member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/ Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Opinion on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Turner, Stone & Company, L.L.P.

We have served as the Company's auditor since 2006.

Dallas, Texas
February 15, 2018

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Current assets:

Cash	$	383,515
Prepaid management fees to Parent (Note 2)		151,289
Prepaid expenses		12,190
Total current assets	$	546,994

Liabilities and Member's Capital

Current liabilities:

Accounts payable and accrued expenses	$	3,958
Accrued state income tax		3,090
Total current liabilities		7,048
Member's capital		539,946
	$	546,994

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Revenues	$ 1,412,005
	1,412,005
Operating expenses:	
Incremental allocation services fee (Note 2)	747,690
Registration fees	17,046
General and administrative	25,268
	790,004
Income before provision for state income tax	622,001
Provision for state income tax	3,090
Net income	618,911
Member's capital at beginning of year	97,294
Contributions	303,741
Distributions	(480,000)
Member's capital at end of year	$ 539,946

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:

Net income	$	618,911
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Incremental allocaton servies fee contributed to capital by member		303,741
Changes in operating assets and liabilities:		
Prepaid management fees to Parent		(151,289)
Prepaid expenses		141
Accounts payable and accrued expenses		3,734
Accounts payable, related party		(109,942)
Accrued state income tax		3,090
Net cash provided by operating activities		668,386

Cash flows from investing activities:

Net cash used in investing activities:		-

Cash flows from financing activities:

Distributions paid to member		(480,000)
Net cash used in financing activities:		(480,000)

Increase in cash		188,386
Cash at beginning of year		195,129
Cash at end of year	$	383,515

Supplemental Disclosure of Non-cash Investing and Financing Activities

Incremental allocation services fee contributed to capital by member	$	303,741

The accompanying notes are an integral part of the financial statements.

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business and operations

Petro Capital Securities, LLC (Company) is a limited liability company organized in the State of Texas, on March 26, 2004 and is a wholly-owned subsidiary of Petro Capital Securities Holdings, LLC (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides private placement of debt and equity securities as well as providing advisory services for mergers and acquisitions and corporate finance.

Revenue recognition

The Company earns fees, commissions and receives financial instruments in exchange for the services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Customer concentrations

For the year ended December 31, 2017, the Company had the following customer concentrations with respect to its revenues:

	Percentage of Revenues
Customer 1	50%
Customer 2	45%

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

The Company maintains deposits in one financial institution. At December 31, 2017, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2017, $133,515 of the Company's cash was in excess of the federally insured limits. The Company has not experienced any losses in such accounts and does not believe that the Company is exposed to significant credit risks from these excess deposits.

Cash flows continued

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months at the date of purchase. At December 31, 2017, the Company had no such cash equivalents included in cash. None of the Company's cash is restricted.

Fair value measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and accounts payable approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent accounting pronouncements

During the year ended December 31, 2017 and through February 23, 2018, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the Company in January 2019 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. As a result of adopting this ASU, the Company, among other things, will be required to recognize incentive fees earlier than under the Company's current revenue recognition policy, which defers recognition until all contingencies are resolved. The Company may also be required to change the current presentation of certain costs from a net presentation within net revenues to a gross basis, or vice versa. Based on implementation work to date, the Company does not currently expect that the ASU will have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

Subsequent events

In January 2018, the Company processed capital distributions directly to the Managing Member on behalf of the company and PCSH totaling $125,000.

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2017, up until the issuance of the financial statements, which occurred on February 23, 2018.

2.   **TRANSACTIONS WITH RELATED PARTY**

Office and administrative services agreement

The Company paid a monthly incremental allocation services fee to the Parent through the Office and Administrative Services Agreement of $60,748 per month for January through October and $70,104 per month for November and December 2017. Such fees amounted to $747,690 during the year ended December 31, 2017 which are reflected in "Incremental allocation services fee" on the accompanying statement of operations and member's capital. At December 31, 2017, the Company has prepaid incremental service fees of $151,289 associated with the agreement. During the year ended December 31, 2017, the Company's member contributed $303,741, in services to capital under the terms of the office and Administrative Services agreement.

3. **INCOME TAXES**

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the member's income tax return and are taxed based on the member's income tax rate.

As a Texas limited liability company, the Company is subject to a state franchise tax based on the lower of either the cost of goods sold margin, compensation margin or 70% of gross revenues. The Company's franchise tax liability will be included in the member's state franchise tax return.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company was in compliance with aggregate indebtedness of $7,048 and net capital of $376,467.

5. **RULE 15c3-3 EXEMPTION**

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

PETRO CAPITAL SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Net Capital Requirement, the Greater of:			$	5,000
1/15 of Aggregate Indebtedness	$	470		
Minimum Dollar Requirement	$	5,000		
Net Capital			$	376,467
Excess Net Capital			$	371,467
Aggregate Indebtedness:			$	7,048
Ratio of Aggregate Indebtedness to Net Capital:				1.87%
Ratio of Subordinated Indebtedness to Debt/Equity Total:				N/A
120% of Required Net Capital			$	6,000
Net Capital in Excess of 120% of Required Net Capital			$	370,467
Total Assets (Cash on Hand, Money Market Accounts)			$	546,994
Less: Total Liabilities				7,048
(Exclusive of subordinated debt)				
Net Worth				539,946
Deductions from and/or charges to Net Worth:				
Total non-allowable assets	$	163,479		
(Excess Fidelity Bond deductible)				
Total Deductions from Net Worth				163,479
Net Capital before haircuts on securities positions			$	376,467
Haircuts on securities:				
Certificates of Deposit and Commercial Paper	$	-		
U.S. and Canadian government obligations		-		
State and municipal government and obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other Securities		-		
Total haircuts of securities				-
Net Capital			$	**376,467**

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2017.



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of
Petro Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Petro Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Petro Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) Petro Capital Securities, LLC stated that Petro Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Petro Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Petro Capital Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
February 15, 2018

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Petro Capital Securities, LLC

3710 Rawlins Street / Dallas, Texas 75219
214-661-7761

Petro Capital Securities, LLC. Assertions

Petro Capital Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Petro Capital Securities, LLC.

I, Rosser Newton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Rosser Newton, Chief Compliance Officer

January 4, 2018